UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory note:

This document relates to the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft. After the proposed offer of cash compensation is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Schering Aktiengesellschaft Berlin, Germany (German Security Code Number 717 200, ISIN DE0007172009)	CONVENIENCE TRANSLATION

Invitation

Our shareholders are hereby invited to the Extraordinary General Meeting to be held on Wednesday, September 13, 2006, at 10:00 a.m. in the International Congress Center (ICC) at the corner of Neue Kantstrasse and Messedamm, 14057 Berlin (Charlottenburg), Germany.

.........................................................................................................................

Agenda

1. Aproval of the Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH, Leverkusen, and the Company

The Company, as the dependent company, and Dritte BV GmbH domiciled in Leverkusen, as the controlling company, entered into a Domination and Profit and Loss Transfer Agreement on July 31, 2006. The wording of the Domination and Profit and Loss Transfer Agreement, which requires among other things the approval of the Company’s General Meeting to be valid, is as follows:

“Domination
and
Profit and Loss Transfer Agreement

between

Dritte BV GmbH, Leverkusen
- "BV" -

and

Schering Aktiengesellschaft, Berlin
- "Schering" -

(3)   Instructions must be issued in writing.

§ 2
Transfer of Profits

(1)   Schering is obligated to transfer its entire profits to BV. Subject to the creation or dissolution of reserves in accordance with paragraph 2, the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year and the amount to be allocated to the statutory reserve, must be transferred.

(2)   With the consent of BV, Schering may allocate parts of the annual net income to other profit reserves (§ 272 paragraph 3 German Commercial Code [Handelsgesetzbuch, "HGB"]), insofar as this is admissible under commercial law and economically justified by a sound commercial judgment. Other profit reserves pursuant to § 272 paragraph 3 HGB created during the term of this Agreement shall be dissolved upon the demand of BV and used to compensate an annual net loss or transferred as profit. Other reserves and profit carried forward from the time before the term of this Agreement may not be transferred as profit or used to compensate an annual net loss.

(3)   The obligation to transfer profits first applies to the entire profit of the fiscal year in which this Agreement takes effect pursuant to § 6 paragraph 2, but at the earliest for the entire profit of the fiscal year beginning on 1 January 2007.

§ 3
Assumption of Loss

(1)  BV is obligated to compensate Schering pursuant to the provisions in § 302 German Stock Corporation Act (Aktiengesetz, "AktG") for each annual net loss that would otherwise arise during the term of this Agreement, unless such loss is compensated for by withdrawing, in accordance with § 2 paragraph 2 sentence 2, amounts from the other profit reserves that have been allocated to them during the term of this Agreement.

§ 1
Control

(1)   Schering submits the control of its company to BV. Accordingly, BV is authorized to issue instructions to the management board of Schering with regard to the management of the company. BV is not entitled to issue instructions to the management board of Schering to amend this contract, to maintain or to terminate it.

(2)  The management board of Schering is required pursuant to paragraph 1 to follow the instructions of BV.

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(2)    The obligation to compensate Schering for its annual net loss first applies to the net loss of the fiscal year in which this Agreement takes effect pursuant to § 6 paragraph 2.

§ 4
Guaranteed Dividend

(1)  For the term of this Agreement, BV guarantees the outside shareholders of Schering an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend).

(2)  The guaranteed dividend shall add up to a gross amount of EUR 4.60 per non-par share for each full fiscal year minus German corporate income tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the fiscal year concerned. This deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 3.70 per non-par share, included in the gross amount, arising from profits subject to German corporate income tax. According to the situation at the time of conclusion of the Agreement, the portion of the guaranteed dividend in the amount of EUR 3.70 per share consisting of profit burdened by German corporate income tax is subject to 25 % corporate income tax plus 5.5 % solidarity surcharge which constitutes a deduction of EUR 0.98. Together with the other portion of the guaranteed dividend in the amount of EUR 0.90 per share representing profits which are not subject to German corporate income tax, this results in a guaranteed dividend payment in the total amount of EUR 3.62 per non-par share for a complete fiscal year based on the circumstances existing at the time the Agreement was concluded.

(3)   The guaranteed dividend shall be granted beginning with the fiscal year in which this Agreement takes effect in accordance with § 6 paragraph 2. To the extent this Agreement takes effect in the fiscal year 2006, the guaranteed dividend per share is reduced by the amount of the dividend paid per non-par share by Schering for the fiscal year 2006.

(4)   If this Agreement terminates during a Schering fiscal year or if, during the term for which the obligation to transfer profits in accordance with § 2 paragraph 3 applies, Schering forms a short fiscal year, the guaranteed dividend shall be reduced pro rata temporis.

(5)   The guaranteed dividend payment shall become due on the first banking day following the Annual General Meeting of Schering for the preceding fiscal year.

(6)   If Schering’s share capital is increased by way of conversion of the company’s funds in return for the issuance of new shares, the guaranteed dividend per share shall decrease in such a way that the total amount of the guaranteed dividend remains unchanged. If Schering’s share capital is increased by means of a contribution in cash or in kind, the rights arising from this § 4 shall also apply to the shares resulting from the capital increase subscribed to by outside shareholders.

(7)  In the case that proceedings concerning the adequacy of the guaranteed dividend (“Spruchverfahren”) pursuant to the respective Act (“Spruchverfahrensgesetz”) are initiated and the court determines a higher guaranteed dividend by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the guaranteed dividend they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if BV, in a settlement to avert or terminate proceedings concerning the adequacy of the guaranteed dividend (“Spruchverfahren”) pursuant to the respective Act (“Spruchverfahrensgesetz”), agrees to a higher guaranteed dividend vis-à-vis a Schering shareholder.

§ 5
Compensation

(1)   Upon demand of an outside shareholder of Schering, BV shall acquire his shares in return for a cash compensation of EUR 89.00 per share.

(2)   The obligation of BV to acquire shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of this Agreement in the commercial register of Schering shall be deemed to have been announced in accordance with § 10 HGB. An extension of the time period under § 305 paragraph 4 sentence 3 AktG

Schering Aktiengesellschaft Berlin, Germany (German Security Code Number 717 200, ISIN DE0007172009)	CONVENIENCE TRANSLATION

due to a motion for determination of the guaranteed dividend or the compensation by the court responsible according to § 2 Spruchverfahrensgesetz shall remain unaffected; in this case, the period of time expires two months after the date on which the decision on the last motion ruled on has been publicly announced in the electronic Federal Gazette ("Bundesanzeiger").

(3)   The sale of the shares is free of cost for Schering shareholders.

(4)   If, prior to the expiration of the time period defined in paragraph 2, Schering’s share capital is increased by way of conversion of the company’s funds in return for the issuance of new shares, the compensation per share shall decrease in such a way that the total amount of the compensation remains the same. If the share capital of Schering is increased by means of a contribution in cash or in kind, the rights arising from this § 5 shall apply also to the shares resulting from the capital increase subscribed to by outside shareholders.

(5)   In the case that proceedings concerning the adequacy of the compensation (“Spruchver-fahren”) pursuant to the respective Act (“Spruchverfahrensgesetz”) are initiated and the court determines an increased compensation by a non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the compensation they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if BV, in a settlement to avert or terminate proceedings concerning the adequacy of the compensation (“Spruchverfahren”) pursuant to the respective Act (“Spruchverfahrensgesetz”), agrees to a higher compensation vis-à-vis a Schering shareholder.

(6)   If this Agreement is terminated by BV at a time in which the time period (defined in this § 5 paragraph 2) for acceptance of the compensation (defined in this § 5 paragraph 1) has expired, each outside shareholder is entitled to sell his shares for EUR 89.00 per share to BV; and BV is in turn obligated to purchase these shares. If the compensation defined in this § 5 paragraph 1 is increased by a non-appealable decision in proceedings concerning the adequacy of the compensation (“Spruchverfahren”), BV will purchase the shares of outside shareholders, in accordance with the conditions described in sentence 1, for the amount determined in the decision. This obligation of BV to acquire the shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of this Agreement in the commercial register of Schering shall be deemed to have been announced in accordance with § 10 HGB. Paragraphs 3 and 4 of this § 5 shall apply accordingly.

§ 6
Effectiveness and Term

(1)   To take effect, this Agreement requires the consent of the General Meeting of Schering and the consent of the shareholders’ meeting of BV.

(2)   This Agreement shall take effect upon registration in the Commercial Register at the registered office of Schering. § 2 paragraph 3 of this Agreement shall remain unaffected.

(3)  This Agreement can be terminated by giving written notice subject to a notice period of six months prior to the end of a fiscal year of Schering. This Agreement may be terminated for the first time as of the end of the fiscal year that expires at least five years after the beginning of the fiscal year in which the obligation to transfer the entire profits pursuant to § 2 applies for the first time.

(4)  The right to terminate this Agreement for good cause ("wichtiger Grund") without notice shall remain unaffected. Furthermore, BV is entitled to terminate for good cause if it no longer holds the majority of the voting rights of shares in Schering.

§ 7
Comfort Letter (Patronatserklärung)

(1)   BV is a wholly owned subsidiary of Bayer AG. BV and Bayer AG are parties to a profit and loss transfer agreement concluded in 2004 under which Bayer AG is obligated to

Schering Aktiengesellschaft Berlin, Germany (German Security Code Number 717 200, ISIN DE0007172009)	CONVENIENCE TRANSLATION

compensate BV, pursuant to the provisions in § 302 AktG, for any annual net loss arising during the term of the agreement.

(2)  Without joining this Domination and Profit and Loss Transfer Agreement as a contracting party, Bayer AG has issued a comfort letter. In this comfort letter attached as an Annex to this Agreement, Bayer has undertaken irrevocably and without any restrictions to ensure that BV is managed and financially supported in such a manner that BV is at all times in a position to completely and timely perform all of its obligations under this Domination and Profit and Loss Transfer Agreement with Schering. Vis-à-vis the outside shareholders of Schering, Bayer AG guarantees irrevocably and without any restrictions that BV will completely and timely fulfill all of the outside shareholders’ claims under this Domination and Profit and Loss Transfer Agreement between BV and Schering, especially those with respect to the payment of the guaranteed dividend and the compensation.

§ 8
Severability Clause

Should a present or future provision of this Agreement be or become entirely or partly invalid or impracticable, or should there be an omission in this Agreement, the validity of the remaining provisions shall not be affected thereby. The parties to this Agreement, in the place of the invalid or impracticable provision or in order to fill in the omission, undertake to agree on an appropriate provision that, within the framework of what is legally permissible, comes closest to what the parties to this Agreement intended or would have intended in accordance with the purpose of this Agreement if they had considered the point.

The comfort letter by Bayer AG dated July 27, 2006, attached to the agreement as an annex has got the content described in § 7 paragraph 2.

The Executive Board and the Supervisory Board propose the approval of the Domination and Profit and Loss Transfer Agreement entered into between Dritte BV GmbH and the Company on July 31, 2006.

In accordance with § 293a Aktiengesetz (AktG — German Stock Corporation Act), the Executive Board of the Company and the management of Dritte BV GmbH have prepared a joint report that explains in legal and economic terms, and gives reasons for the entry into, the Domination and Profit and Loss Transfer Agreement, the details of the agreement and in particular the type and amount of recurring cash payment (guaranteed dividend) to be paid in accordance with § 304 AktG and the one-time cash compensation in accordance with § 305 AktG.

2. Amendment of § 1 (Name, registered office) paragraph 1 of the Articles of Association

The name of the Company is to be changed to Bayer Schering Pharma Aktiengesellschaft. The Executive Board and the Supervisory Board propose the following resolution:

a)     § 1 paragraph 1 of the Articles of Association shall be reworded as follows:

“(1) The name of the Company is Bayer Schering Pharma Aktiengesellschaft.”

b)    The Executive Board is instructed not to submit this change to the Articles of Association for registration in the commercial register before December 1, 2006, in order to ensure that the Company has got a sufficient period of time to prepare for the practical implementation of the name change.

3. Elections to the Supervisory Board

Dr. Giuseppe Vita, Dr. Mathias Döpfner, Prof. John A. Dormandy, Prof. Dr. Dieter Hinzen, Dr. h.c. Martin Kohlhaussen and Detlef Olufs have resigned their positions as shareholder representatives on the Company’s Supervisory Board with effect from the end of this Extraordinary General Meeting. The other shareholder representatives, Dr. rer. oec. Karl-Hermann Baumann und Dr. rer. pol. Reiner Hagemann, shall remain on the Company´s Supervisory Board.

The Supervisory Board proposes that

a)    Prof. Dr. Friedrich Berschauer, Leverkusen; Chairman of the Executive Board of Bayer CropScience AG, Monheim

b)    Dr. Hubertus Erlen, Berlin; Chairman of the Executive Board of Schering AG, Berlin, until the end of this Extraordinary General Meeting

Schering Aktiengesellschaft Berlin, Germany (German Security Code Number 717 200, ISIN DE0007172009)	CONVENIENCE TRANSLATION

c)   Dr. Roland Hartwig, Odenthal; General Counsel of Bayer AG, Leverkusen

d)   Klaus Kühn, Köln; Member of the Executive Board of Bayer AG, Leverkusen

e)   Achim Noack, Düsseldorf; Managing Director of Bayer Technology Services GmbH,
      Leverkusen

f)  Werner Wenning, Leverkusen; Chairman of the Executive Board of Bayer AG, Leverkusen

be elected as shareholder representatives to the Company’s Supervisory Board for the remaining term of office of the departing Supervisory Board members elected by the General Meeting, i.e. for the period until the end of the General Meeting resolving on the approval of the actions of the Supervisory Board members for fiscal year 2008. It is proposed to hold individual elections for these positions. It is suggested that Mr. Werner Wenning be elected Chairman of the Supervisory Board.

In accordance with § 96 paragraph 1 and § 101 paragraph 1 of the AktG; § 1 paragraph 1, § 5 paragraph 1 and § 7 of the Mitbestimmungsgesetz (Co-determination Act); and § 9 of the Articles of Association of the Company, the Supervisory Board is composed of eight members to be elected by the General Meeting and eight members to be elected by employees in accordance with the provisions of the Mitbestimmungsgesetz. The General Meeting is not obligated to consider recommended candidates.

The persons proposed for election under agenda item 3 are members of supervisory boards to be formed under statutory provisions or of comparable German or foreign supervisory bodies of the companies set forth below (indicated according to § 125 paragraph 1 sentence 3 AktG):

Prof. Dr. Friedrich Berschauer

a)    Memberships in supervisory boards to be formed under statutory provisions:

Bayer CropScience GmbH, Frankfurt/Main (Chairman)

b)    Memberships in comparable German or foreign supervisory bodies:

Bayer CropScience SA France, Lyon, Frankreich (Chairman of the Supervisory Board) Bayer CropScience Ltda. Brazil, São Paulo, Brazil (Chairman of the Supervisory Board) Bayer SAS France, Puteaux, Frankreich (Chairman of the Supervisory Board)

Dr. Hubertus Erlen

a)    Memberships in supervisory boards to be formed under statutory provisions:

Celesio AG, Stuttgart

b)    Memberships in comparable German or foreign supervisory bodies:

Bertelsmann Stiftung, Gütersloh (Member of the Curatorship)

Dr. Roland Hartwig

a)    Memberships in supervisory boards to be formed under statutory provisions:

Bayer Chemicals AG, Leverkusen
Bayer HealthCare AG, Leverkusen
Bayer Industry Services Geschäftsführungs-GmbH, Leverkusen
Bayer MaterialScience AG, Leverkusen
Pallas Versicherung AG, Leverkusen (Chairman)

b)    Memberships in comparable German or foreign supervisory bodies:

none

Klaus Kühn

a)    Memberships in supervisory boards to be formed under statutory provisions:

Bayer Business Services GmbH, Leverkusen (Chairman) Bayer CropScience AG, Monheim (Chairman)

b)    Memberships in comparable German or foreign supervisory bodies:

none

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Achim Noack

a)    Memberships in supervisory boards to be formed under statutory provisions:

Bayer MaterialScience AG, Leverkusen Wolff Walsrode AG, Walsrode

b)    Memberships in comparable German or foreign supervisory bodies:

none

Werner Wenning

a)    Memberships in supervisory boards to be formed under statutory provisions:

Henkel KGaA, Düsseldorf

b)    Memberships in comparable German or foreign supervisory bodies:

none

4. Amendment of § 10 (Constituent meeting), and § 11 (By-laws, resolutions) paragraph 3 of the Articles of Association

The possibility to appoint more than one Deputy for the Supervisory Board Chairman should be allowed. Since the current versions of § 10 sentences 2 and 3 and § 11 paragraph 3 sentence 2 of the Company’s Articles of Association only refer to one Deputy Chairman, § 10 and § 11 paragraph 3 of the Articles of Association should be amended. The Executive Board and the Supervisory Board propose the following resolution:

a)   § 10 of the Articles of Association of the Company shall be reworded as follows:

“A Supervisory Board meeting is held after the General Meeting at which all of the Supervisory Board members to be elected by the General Meeting have been newly elected. No separate invitation is required for this meeting. At this meeting, the Supervisory Board elects a Supervisory Board Chairman and one or more Deputy Chairmen for the duration of its term of office in accordance with the specific provisions of the Mitbestimmungsgesetz. If the Supervisory Board Chairman or one of the Deputy Chairmen

leaves office before the end of the term of office, the Supervisory Board elects a replacement without delay.”

b)  The existing § 11 (By-laws, resolutions) paragraph 3 of the Articles of
          Association of the Company shall be reworded as follows:

“The Supervisory Board Chairman shall submit the declarations of intent required to implement the resolutions adopted by the Supervisory Board and its committees on behalf of the Supervisory Board. If the Chairman is unable to do so, one of the Deputy Chairmen will perform this duty.”

5. Amendment to § 13 (Remuneration of the Supervisory Board) of the Articles of Association

The Executive Board and the Supervisory Board propose the following resolution:

a)   § 13 of the Articles of Association shall be reworded as follows:

"(1)   Each member of the Supervisory Board shall receive a fixed remuneration of Euro 35,000 per year for his/her activities (the “fixed remuneration”). The Chairman shall receive double the fixed remuneration, and each Deputy Chairman shall receive one and a half times the fixed remuneration.

(2) The members of the Supervisory Board shall receive a further one quarter of the fixed remuneration for each committee to which they belong. In addition, they shall receive a further one quarter of the fixed remuneration for each committee which they chair. All in all, a member of the Supervisory Board (including the Chairman and his Deputies) may receive up to a maximum of double the fixed remuneration under these provisions.

(3)  Members of the Supervisory Board who were not in office for the entire fiscal year will receive pro-rated remuneration; the same also applies in the case of a short fiscal year.

(4)   The remuneration is payable four weeks after the end of the fiscal year.

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(5)  The Company shall reimburse the members of the Supervisory Board the expenses incurred in the exercise of their office, including any VAT payable on the remuneration and the reimbursement of expenses.

(6)  The Company may take out liability insurance for the Supervisory Board members covering the statutory liability for their activities on the Supervisory Board."

b)    The amendment to the Articles of Association above shall take effect as from January 1, 2007. The remuneration paid to the Supervisory Board for fiscal year 2006 shall be as specified in the current version of § 13 of the Articles of Association.

6. Exemption from the obligation to disclose Executive Board remuneration on an individualized basis in the Company’s annual and consolidated financial statements

As a result of the Vorstandsvergütungs-Offenle-gungsgesetz (VorstOG — Act on the Disclosure of Management Board Remuneration) dated August 3, 2005 (BGBI. 2005 I, p. 2267), information regarding the remuneration paid to each member of the Executive Board must be disclosed in the notes to the annual financial statements of the Company according to § 285 sentence 1 no. 9 letter a sentences 5 to 9 of the Handelsgesetzbuch (HGB - German Commercial Code) in addition to the total remuneration paid to Executive Board members for their activities in the fiscal year concerned. The same also applies to the notes to the consolidated financial statements in accordance with § 315a paragraph 1 and § 314 paragraph 1 no. 6 letter a sentences 5 to 9 HGB. These requirements apply for the first time for fiscal year 2006.

However, in accordance with § 286 paragraph 5 sentence 1 HGB and § 314 paragraph 2 sentence 2 HGB, the General Meeting may resolve that this information should not be included in the notes to the annual financial statements and the notes to the consolidated financial statements. Such a resolution requires a majority of a minimum of three quarters of the share capital represented at the time the resolution is adopted and may be adopted for a maximum of five years.

Following its takeover by Dritte BV GmbH, the Company belongs to the Bayer Group. In line with the normal practice for subsidiaries of Bayer AG, details of the remuneration paid to individual Board members shall not be disclosed in future.

The Executive Board and the Supervisory Board propose the following resolution:

The information required in accordance with § 285 sentence 1 no. 9 letter a sentences 5 to 9 HGB and § 315a paragraph 1 and § 314 paragraph 1 no. 6 letter a sentences 5 to 9 HGB shall not be provided in the Company’s annual and consolidated financial statements for fiscal years 2006 to 2010 (inclusive).

Conditions of attendance

Shareholders are only entitled to attend the General Meeting and exercise their voting rights if they have signed up in text form in German or English by the end of September 6, 2006, submitting proof of their stock ownership to the Company (§ 126b Bürgerliches Gesetzbuch [BGB - German Civil Code]). Proof of stock ownership must refer to the beginning of August 23, 2006, and must be provided in text form in German or English (§ 126b BGB). The registration and proof of stock ownership must be sent to the Company at the following address (registration agent): Schering AG c/o Deutsche Bank AG, General Meetings, 60272 Frankfurt/Main, Germany.

Shareholders who wish to attend the General Meeting are requested to inform their custodian bank as soon as possible. The custodian bank will send the registration form and the proof of stock ownership in the required form to the registration agent, which will issue the admission cards for the General Meeting.

Documents available for inspection

As of the date on which the General Meeting is convened, shareholders can inspect the Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH and the Company, the annual financial statements and the management reports of the Company and Dritte BV GmbH for the last three fiscal years in each case (insofar as these exist), the audit

Schering Aktiengesellschaft Berlin, Germany (German Security Code Number 717 200, ISIN DE0007172009)	CONVENIENCE TRANSLATION

report prepared in accordance with § 293e AktG by the joint court-appointed auditors of the Agreement, Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, and the joint report by the Executive Board of the Company and the management of Dritte BV GmbH on the Domination and Profit and Loss Transfer Agreement prepared in accordance with § 293a AktG at the business premises of

Schering Aktiengesellschaft
Legal Department
Müllerstrasse 178
13353 Berlin
Germany

and on the internet at www.schering.de, under “Investor Relations / Corporate Governance / General Meeting”. This applies also to the annual financial statements and the management reports of the Bayer Group for the last three fiscal years.

All of the above-mentioned documents shall also be available for inspection as of the date on which the General Meeting is convened at the business premises of Dritte BV GmbH, Building Q 26 (Legal Department Bayer Aktiengesellschaft), Kaiser-Wilhelm-Allee, 51368 Leverkusen, Germany.

Upon request, all shareholders will receive a copy of the aforementioned documents immediately and free of charge. They will also be available at the General Meeting.

Proxy voting

Voting rights may be exercised via an authorized representative, including a shareholders’ association. Proxies must be issued in writing.

The Company aims to facilitate the use of proxy voting by its shareholders. The Executive Board has therefore appointed two proxies who will exercise the voting rights assigned to them in accordance with the assigning shareholders’ wishes. This option is open to all shareholders who neither wish to attend in person nor wish to commission their custodian bank or another third party to exercise their voting rights.

Shareholders who wish to authorize the proxies appointed by the Company require an admission card for the General Meeting. This should be ordered as soon as possible from the custodian bank concerned.

The form of proxy for the proxies appointed by the Company is attached to the admission card. If required, it should be detached from the admission card, completed, signed and the original sent by mail, or both sides of the form faxed, to the following address by September 11, 2006:

SLS HV-Management AG
Carl-Zeiss-Strasse 6/8
85247 Schwabhausen
Germany

Fax no.: +49 (0)8138-9306 9980

Holders of American Depositary Receipts (ADRs) should use the proxy card to exercise their voting rights, and should complete this and return it to their custodian bank. To attend the General Meeting, ADR holders are asked to apply for a guest card from JP Morgan Chase Bank, N.A., Attn. Mr. Russell Crane, Tel. +1 (302) 552 0334. Guest card holders are not entitled to exercise voting rights.

Proposals for resolutions

Proposals for resolutions and elections made by shareholders must be submitted to the following address only, by fax if possible:

Schering Aktiengesellschaft
Legal Department
13342 Berlin
Germany

Fax no.: +49 (0)30 - 468 14086

Valid proposals for resolutions received from shareholders within the specified period will be published without undue delay on the internet at www.schering.de under “Investor Relations / Corporate Governance / General Meeting”. Any statements made by the administration will also be published at the internet address above.

Berlin, August 4, 2006

The Executive Board